Exhibit 99.2

Hi Everyone,

My name is Michael Jerch, and I am a Specialist here at Masterworks.

We are pleased to announce the first offering by Donald Judd on the Masterworks platform.

Donald Judd is one of the most celebrated postwar artists and is considered to be a central figure of contemporary American art. His innovative practice has influenced contemporary aesthetics and modes of production across the fields of art, architecture, and design.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 50 examples of Judd’s work from around the world, some of which are priced in excess of $7 million. This is the first Judd - and the very first sculpture that we have selected to be offered on the Masterworks platform.

Our latest offering is an untitled sculpture by Donald Judd. Executed in 1988, the piece belongs to Judd’s “bullnose progression” series. The artwork’s execution, color, finish, and scale make it a traditionally commercially desirable work by Donald Judd.

As of August 2022, bullnose progressions created in the 1970s or 1980s of at least 69 inches in length have achieved prices at auction in excess of $1 million, including: “Untitled (DSS 296)” from 1973, which sold for $4 million in November 2014 at Sotheby’s, New York, and is the current auction record for a Judd bullnose progression, “Untitled” (1970), which sold for $1.65 million in May 2010 at Sotheby’s, New York, and finally “Untitled” (1989), which sold for the equivalent of $1.1 million in July 2020 at Sotheby’s, Hong Kong.

Between May 1987 and July 2020 auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 12.4%.

WRITTEN DISCLOSURES

Transaction volume stats come from Artprice. All prices are inclusive of buyer’s premiums unless stated otherwise.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterwork.io/cd.

The art transaction data is not intended to indicate past or expected performance of any security. The set of similar sales comprises artwork by Donald Judd with the following criteria: Bullnose progression sculptures which were created between 1970 to 1989, and measure 69 inches or more in length. Excluded from the set was “Untitled (DSS-296)” (1973), which sold on November 11, 2014 for $4,085,000, and as of August 16, 2022, is the top record price for a bullnose progression, and is nearly 2.5 times as much as the second highest price for a bullnose progression created after 1970. Where the buyer’s premium was unavailable due to incomplete data, the respective auction house’s buyer’s premium rates for 2022 were applied. Where the auction house’s buyer’s premium was unavailable, the following buyer’s premiums were applied: 10% was applied to “Untitled” (1987), which sold on February 25, 1994 at Sotheby’s, New York. The data was sourced from publicly available auction records and does not include private sales.